Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter 2017

BEIJING, CHINA, May 23, 2017 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter 2017.

First Quarter 2017 Highlights

•	Net revenues increased 421% year over year to $265.2 million.

•	Net income attributable to Momo Inc. increased to $81.2 million in the first quarter of 2017 from $7.1 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 615% to $90.7 million in first quarter of 2017 from $12.7 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.40, compared to $0.03 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.44, compared to $0.06 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 85.2 million in March 2017, compared to 72.3 million in March 2016

“The first quarter was a good start for the year 2017 with remarkable achievements across all of our strategic priorities.” Commented Yan Tang, Chairman and CEO of Momo. “Looking ahead into the future, we will continue to push forward with our strategy to drive the video transition and introduce more entertaining content to build recreational activities. We believe that will help us to further lower the barrier and increase the efficiency of open social activities, and thus allow us to appeal to a much broader base of users. We have more fun to introduce ahead and will unfold them one by one as we move down the journey.”

First Quarter 2017 Financial Results

Net revenues

Total net revenues were $265.2 million in the first quarter of 2017, an increase of 421% from $50.9 million in the first quarter of 2016.

Live video service, which was launched in the third quarter of 2015, continued its momentum and generated revenues of $212.6 million in the first quarter of 2017. The rapid growth in live video revenues was mainly because of the increase in paying users of live video service. Paying users of live video service for the first quarter of 2017 reached 4.1 million.

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues, the latter of which we launched in the fourth quarter of 2016 to enrich communication experience among users. The total value-added service revenues were $22.9 million in the first quarter of 2017, an increase of 54% from $14.9 million during the same period of 2016. The year over year increase was primarily driven by: (a) the increase of virtual gift service revenues; and (b) the increase of membership subscription revenues as a result of the increase in average revenues per paying user, as more members bought our premium VIP package, and the increase in the total number of members. Momo members were 3.6 million and 3.2 million as of March 31, 2017 and 2016, respectively.

Mobile marketing revenues were $17.9 million in the first quarter of 2017, an increase of 45% from $12.4 million during the same period of 2016. The significant growth in mobile marketing business was driven by an increase in effective cost per mille (eCPM) of our in-feed advertising service as well as better sell-through of our existing advertisement inventories.

Mobile games revenues were $11.6 million in the first quarter of 2017, an increase of 56% from $7.4 million during the first quarter of 2016. The increase in game revenues was mainly due to the contribution of a self-developed game, for which we recognized revenue on a gross basis.

Cost and expenses

Cost and expenses were $175.1 million in the first quarter of 2017, an increase of 279% from $46.1 million in the first quarter of 2016. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) increase in marketing and promotional expenses to enhance our brand awareness, attract users and promote the live video service; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) an increase in fees to payment channels resulting from a higher volume of cash collection through such channels; and (e) increased infrastructure related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $165.6 million in the first quarter of 2017, an increase of 309% from $40.5 million during the same period last year.

Income from operations

Income from operations was $91.0 million in the first quarter of 2017, compared to $4.9 million during the same period last year.

Non-GAAP income from operations (note 1) was $100.6 million in first quarter of 2017, compared to $10.6 million during the same period last year.

Income tax expenses

Income tax expenses were $15.8 million in the first quarter of 2017, increased from $0.6 million in the first quarter of 2016. The increase was mainly because the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax.

Net income

Net income attributable to Momo Inc. was $81.2 million in the first quarter of 2017, compared to $7.1 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $90.7 million in the first quarter of 2017, compared to $12.7 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.40 in the first quarter of 2017, compared to $0.03 in the first quarter of 2016.

Non-GAAP diluted net income per ADS (note 1) was $0.44 in the first quarter of 2017, compared to $0.06 in the first quarter of 2016.

Cash and cash flow

As of March 31, 2017, Momo’s cash, cash equivalents and term deposits totaled $739.9 million, compared to $651.3 million as of December 31, 2016. Net cash provided by operating activities in the first quarter of 2017 was $95.4 million, compared to $5.6 million for the same quarter of 2016.

Business Outlook

For the second quarter of 2017, the Company expects total net revenues to be between $283.0 million and $288.0 million, representing a year-over-year increase of 186% to 191%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, May 23, 2017 at 8: 00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on May 23, 2017).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, May 31, 2017. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 18294822

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the second quarter of 2017.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2017 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31
	2016	2017
Net revenues:
Live video service	15,578	212,577
Value-added service	14,863	22,867
Mobile marketing	12,358	17,889
Mobile games	7,434	11,561
Other services	689	344

Total net revenues	50,922	265,238
Cost and expenses:
Cost of revenues	(20,230)	(120,444)
Research and development	(6,890)	(8,559)
Sales and marketing	(12,522)	(33,997)
General and administrative	(6,507)	(12,100)

Total cost and expenses	(46,149)	(175,100)
Other operating income	154	905

Income from operations	4,927	91,043
Interest income	1,699	3,752

Income before income tax and share of income on equity method investments	6,626	94,795
Income tax expenses	(554)	(15,777)

Income before share of income on equity method investments	6,072	79,018
Share of income on equity method investments	979	2,183

Net income	7,051	81,201

Less: Net loss attributable to non-controlling interest	—	(7)

Net income attributable to Momo Inc.	7,051	81,208

Net income per share attributable to ordinary shareholders
Basic	0.02	0.21
Diluted	0.02	0.20
Weighted average shares used in calculating net income per ordinary share
Basic	355,183,878	389,835,182
Diluted	404,466,305	410,884,521

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended March 31
	2016	2017
Net income	7,051	81,201
Other comprehensive income, net of tax of $nil
Foreign currency translation adjustment	600	2,263

Comprehensive income	7,651	83,464
Less: comprehensive loss attributed to the non-controlling interest	—	(7)

Comprehensive income attributable to Momo Inc. shareholders	7,651	83,471

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2016	March 31 2017
Assets
Current assets
Cash and cash equivalents	257,564	388,699
Term deposits	393,759	351,194
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2016 and March 31, 2017, respectively	36,078	32,481
Prepaid expenses and other current assets	32,592	37,411
Deferred tax assets, current	72	—
Amount due from related parties	88	426

Total current assets	720,153	810,211
Property and equipment, net	13,932	19,156
Intangible assets	—	7,283
Rental deposits	920	2,097
Long term investments	31,932	35,861
Deferred tax assets, non-current	208	210
Other non-current assets	2,593	733

Total assets	769,738	875,551

Liabilities and equity
Current liabilities
Accounts payable	40,457	47,061
Deferred revenue	41,277	41,212
Accrued expenses and other current liabilities	39,965	33,642
Amount due to related parties	8,117	7,881
Income tax payable	3,881	13,711

Total current liabilities	133,697	143,507
Deferred tax liabilities, non-current	—	1,821
Other non-current liabilities	2,022	2,924

Total liabilities	135,719	148,252
Shareholder’s equity (Note a)	634,019	727,299

Total liabilities and shareholder’s equity	769,738	875,551

Note a: As of March 31, 2017, the number of ordinary shares issued and outstanding was 394,312,495.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months Ended March 31
	2016	2017
Cash flows from operating activities:
Net income attributable to Momo Inc.	7,051	81,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,063	2,122
Share-based compensation	5,645	9,509
Investing income	(979)	(2,183)
Loss on disposal of property and equipment	1	—
Changes in operating assets and liabilities:
Accounts receivable	(2,959)	3,910
Prepaid expenses and other current assets	2,011	(4,575)
Amount due from related parties	131	(337)
Rental deposits	(127)	(1,169)
Other non-current assets	—	(733)
Accounts payable	6,748	6,456
Income tax payable	—	9,797
Deferred revenue	(1,680)	(424)
Accrued expenses and other current liabilities	(12,374)	(8,932)
Amount due to related parties	181	(255)
Deferred tax assets	—	73
Other non-current liabilities	(154)	902

Net cash provided by operating activities	5,558	95,362
Cash flows from investing activities:
Purchase of property and equipment	(802)	(7,204)
Proceeds from disposal of property and equipment	2	4
Payment for long term investments	(8,529)	(1,515)
Consideration paid for assets acquisition	—	(578)
Purchase of term deposits	(269,286)	(261,787)
Cash received on maturity of term deposits	300,000	304,607

Net cash used in investing activities	21,385	33,527
Cash flows from financing activities:
Proceeds from exercise of options	30	299
Deferred payment of purchase of property and equipment	(133)	(174)

Net cash provided by (used in) financing activities	(103)	125
Effect of exchange rate on cash and cash equivalents	163	2,121

Net increase in cash and cash equivalents	27,003	131,135
Cash and cash equivalent at beginning of period	169,469	257,564

Cash and cash equivalent at end of period	196,472	388,699

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended March 31, 2016				ended March 31, 2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(46,149)	5,645	(a)	(40,504)	(175,100)	9,509	(b)	(165,591)
Income from operations	4,927	5,645	(a)	10,572	91,043	9,509	(b)	100,552
Net income attributable to Momo Inc.	7,051	5,645	(a)	12,696	81,208	9,509	(b)	90,717

Notes:

(a)	Adjustments to exclude share-based compensation of $5,645 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $9,509 from the unaudited condensed consolidated statements.